Mail Stop 4561

March 23, 2009

Ms. Shari Sookarookoff
President and Chief Executive Officer
Online Originals, Inc.
57113-2020 Sherwood Drive
Sherwood Park, Alberta T8A 3H9 Canada

> **Re:** **Online Originals, Inc.**
> **Form 10-K For Fiscal Year Ended November 30, 2008**
> **Filed March 10, 2009**
> **File No. 000-54230**

Dear Ms. Sookarookoff:

We have reviewed the above-referenced filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For Fiscal Year Ended November 30, 2008

Exhibits 31.1 and 31.2

1.      We note that you have included an introductory paragraph to the certifications required by Exchange Act Rule 13a-14(a). Certifications must be filed in the exact form set forth in Item 601(b)(31) of Regulation S-K, and may not, as merely one example, qualify the entire certification "to the best of the certifying

individual's knowledge and belief." Please file an amendment to the Form 10-K that includes the entire periodic report and new, corrected certifications. Further, the identification of the certifying individual should be revised so as not to include the individual's title.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comment.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief